SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Brigham Minerals, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

10918L 103

(CUSIP Number)

April 23, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10918L 103

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS X, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 3,485,695 (1)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 3,485,695 (1)
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,695 of Class A common stock (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.7% (2)
(12)	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Brigham Minerals, Inc. (the “Issuer”) referred to herein is being reported hereunder solely because the reporting person directly owns 3,485,695 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 3,485,695 membership interests (“Brigham LLC Units”) in Brigham Minerals Holdings, LLC (“Brigham LLC”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Limited Liability Company Agreement of Brigham LLC (the “Brigham LLC Agreement”). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Based on 21,997,198 shares of Class A Common Stock of the Issuer issued and outstanding as of April 24, 2019, following the exercise in full of the underwriters’ option as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2019, as set forth in the prospectus dated April 17, 2019, filed by the Issuer with the SEC on April 19, 2019 (the “Prospectus”) and 3,485,695 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Brigham LLC Units as described above.

CUSIP No. 10918L 103

(1)	Names of Reporting Persons YORKTOWN X COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 3,485,695 (1)(2)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 3,485,695 (1)(2)
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,695 of Class A common stock (1)(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.7% (3)
(12)	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of the Class A Common Stock of the Issuer referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own 3,485,695 shares of Class B Common Stock and 3,485,695 Brigham LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Brigham LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

These securities are directly held by Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”). Yorktown X Company LP, a Delaware limited partnership (“Yorktown X Company”), is the sole general partner of Yorktown X. As a result, Yorktown X Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

(3)

Based on 21,997,198 shares of Class A Common Stock of the Issuer issued and outstanding as of April 24, 2019, following the exercise in full of the underwriters’ option as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2019, as set forth in the Prospectus and 3,485,695 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Brigham LLC Units as described above.

CUSIP No. 10918L 103

(1)	Names of Reporting Persons YORKTOWN X ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 3,485,695 (1)(2)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 3,485,695 (1)(2)
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,695 of Class A common stock (1)(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.7% (3)
(12)	Type of Reporting Person (See Instructions) OO

(1)

Beneficial ownership of the Class A Common Stock of the Issuer referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own 3,485,695 shares of Class B Common Stock and 3,485,695 Brigham LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Brigham LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

These securities are directly held by Yorktown X. Yorktown X Company is the sole general partner of Yorktown X and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown X Associates”), is the sole general partner of Yorktown X Company. As a result, Yorktown X Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company and Yorktown X Associates disclaim beneficial ownership of the securities owned by Yorktown X in excess of their respective pecuniary interests therein.

(3)

Based on 21,997,198 shares of Class A Common Stock of the Issuer issued and outstanding as of April 24, 2019, following the exercise in full of the underwriters’ option as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2019, as set forth in the Prospectus and 3,485,695 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Brigham LLC Units as described above.

Item 1(a). Name of Issuer: Brigham Minerals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: 5914 Courtyard Drive, Suite 100, Houston, TX 77024.

Item 2(a). Name of Person Filing: This statement is jointly filed by Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”), Yorktown X Company LP, a Delaware limited partnership and the general partner of Yorktown X (“Yorktown X Company”), and Yorktown X Associates LLC, a Delaware limited liability company and the general partner of Yorktown X Company (“Yorktown X Associates”, and collectively, with Yorktown X and Yorktown X Company, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of the Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022.

Item 2(c). Citizenship: Each of the Reporting Persons is organized under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities: Class A common stock of the Issuer.

Item 2(e). CUSIP Number: 10918L 103

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2019

Yorktown Energy Partners X, L.P.

By:	Yorktown X Company LP,
Its general partner

By:	Yorktown X Associates LLC,
Its general partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Manager

Yorktown X Company LP

By:	Yorktown X Associates LLC,
Its general partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Manager

Yorktown X Associates LLC

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated May 3, 2019.